UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File # 000-49752

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Fiscal Year Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Legend Oil & Gas, Ltd.

(Exact name of registrant as specified in its charter)

555 North Point Center East

Suite 410

Alpharetta, Georgia 30350

 (Address of principal executive offices)

Registrant’s telephone number, including area code: (678) 366-4587

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Due to certain acquisition and restructuring events that occurred during the year ended December 31, 2015, that have been disclosed in a Current Report on Form 8-K, a significant amount of time and effort by the accounting and finance function was expended. These acquisition and restructuring events will be further disclosed in our Form 10-K for the year ended December 31, 2015. As a result, the Annual Report on Form 10-K for the year ended December 31, 2015 could not be filed without unreasonable effort or expense. Such accounting work is being completed, and the Company expects to file its Form 10-K on or before the 15th calendar day following the prescribed due date of March 30, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification.
Warren S. Binderman, Chief Financial Officer; (678) 366-4587 (Name) (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Legend Oil & Gas, Ltd.

(Name of Registrant as Specified in Charter)

The below signatory has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2016	By:	/s/ Warren S. Binderman
	Name:	Warren S. Binderman
	Its:	Chief Financial Officer and Principal Accounting Officer